March 1, 2024

Blaise Rhodes

Rufus Decker

Division of Corporate Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Paysafe Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Form 6-K filed November 14, 2023

File No. 001-40302

Dear Mr. Rhodes and Mr. Decker:

On behalf of Paysafe Limited (the “Company,” “Paysafe,” “we,” or “us”), we hereby submit this supplemental response to the original response provided by the Company on January 15, 2024 (the “January Response Letter”). This supplemental response provides additional clarification to certain comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated December 7, 2023 (the “Comment Letter”) related to the Company’s Form 20-F for the fiscal year ended December 31, 2022 and the Form 6-K filed November 14, 2023. For the convenience of Staff, for each of the Staff’s comments, we have repeated the text of the comment below in bold text and followed the comment with the Company’s amended response where applicable. Attached as Exhibit A to this letter is an excerpt of the earnings release dated November 14, 2023, marked to show the approach we intend to take in our future earnings releases in response to the comments in the Comment Letter. Additions are shown in underline and deletions are marked as strikethrough.

Form 20-F for the Fiscal Year Ended December 31, 2022

Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

1.
Please disclose the earnings per share information for each period presented on the face of your statements of comprehensive loss. Refer to ASC 260-10-45-2.

Please refer to the Company’s January Response Letter.

Consolidated Statements of Cash Flows, page F-10

2.
Please tell us and disclose whether funds payable and amounts due to customers are amounts that must be refunded to the customer or remitted to a third party. Also, tell us how you determined an increase in funds payable and amounts due to customers is an operating cash inflow, rather than a financing cash inflow that is more akin to a borrowing. In addition, tell us how you determined a decrease in funds payable and amounts due to customers is an operating cash outflow, rather than a financing cash outflow. Refer to ASCs 230-10-45-16(a), 230-10-45-17(f), 230-10-45-14(b) and 230-10- 45-15(b).

The Company has reconsidered the response previously provided to the Staff in the January Response Letter. The Company acknowledges that there is diversity in practice regarding the presentation of settlement activity / funds held for others (collectively referred to as "settlement funds - merchants and customers") within the statement of cash flows between operating and financing activities. In our January Response Letter we outlined the technical basis as to why we believe our historical presentation of settlement funds - merchants and customers, within operating activities is acceptable, as well as why classifying such cash flows as financing activities is another acceptable presentation alternative. As such, upon further reflection, we have concluded to reclassify cash flows related to settlement funds - merchants and customers, from operating to financing activities.

Further, as the turnover of the settlement funds - merchants and customers is quick (generally in a few days), the amounts are large, and maturities are short, we believe is its appropriate to present such activity on a net basis within financing in accordance ASC 230-10-45-8.

The Form 20-F for the fiscal year ended December 31, 2023 and future filings will present settlement funds - merchants and customers, net as a financing cash flow with comparative periods recast to conform to current period presentation.

The Form 20-F for fiscal year ended December 31, 2023 will include the following “Reclassification” footnote within Note 1 to the annual financial statements:

Note 1: Basis of presentation and significant accounting policies

Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the Company’s previously reported consolidated net loss.

Changes in presentation

During the fourth quarter of 2023, the Company elected to change its presentation of the cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities to present them as financing activities, net within its Consolidated Statements of Cash Flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the Consolidated Statements of Comprehensive Loss, Consolidated Statements of Financial Position or Consolidated Statements of Shareholders’ Equity.

The following tables present the effects of the changes in presentation within the Consolidated Statements of Cash Flows (in thousands):

2

	For the Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Adjusted
Consolidated Statement of Cash Flows
Cash flows from operating activities
Settlement receivables, net	$(11,978)	$11,978	$-
Funds payable and amounts due to customers	698,855	(698,855)	-
Net cash provided by operating activities	$924,078	$(686,877)	$237,201

Cash flows from financing activities
Settlement funds - merchant and customers, net	$-	$686,877	$686,877
Net cash (used in) / provided by financing activities	$(80,542)	$686,877	$606,335

	For the Year Ended December 31, 2021
	As Previously Reported	Adjustment	As Adjusted
Consolidated Statement of Cash Flows
Cash flows from operating activities
Settlement receivables, net	$58,896	$(58,896)	$-
Funds payable and amounts due to customers	(95,890)	95,890	-
Net cash provided by operating activities	$224,468	$36,994	$261,462

Cash flows from financing activities
Settlement funds - merchant and customers, net	$-	$(36,994)	$(36,994)
Net cash provided by financing activities	$483,281	$(36,994)	$446,287

The Company will also revise Exhibit 99.1 in the earnings release for the quarter ending December 31, 2023 to be furnished on Form 6-K and future filings to reflect this reclassification. The prior periods presented in comparative format will include the following sub footnote:

During the fourth quarter of 2023, the Company elected to change its presentation of the cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities to present them as financing activities, net, within its Consolidated Statements of Cash Flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the Consolidated Statements of Comprehensive Loss, Consolidated Statements of Financial Position or Consolidated Statements of Shareholders’ Equity.

3.
Please tell us and disclose in greater detail the nature and types of amounts included in customer accounts and other restricted cash, net. Quantify the different types of amounts. Also, tell us how you determined you have control over the amounts included in customer accounts and other restricted cash, net, including whether you (a) have the ability to direct how and when the funds would be used, (b) have physical possession of the funds and/or (c) hold the funds in a bank account in your name and you can transact in this account at any time. Refer to ASCs 230-10-50-7 and 230-10-45-4, Rule 5-02(1) of Regulation S-X and BC9 in ASU 2016-18.

Please refer to the Company’s January Response Letter.

Form 6-K filed November 14, 2023

Exhibit 99.1

Third Quarter of 2023 Summary of Consolidated Results, page 2

4.
Please present GAAP net (loss) income margin, since Adjusted EBITDA margin is presented. Refer to Regulation G and footnote 27 to SEC Release No. 33-8176.

3

Please refer to the Company’s January Response Letter.

Non-GAAP Financial Measures Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow, page 11

5.
Please tell us and disclose your basis for adjusting for cash paid for interest and movement in customer accounts and other restricted cash in arriving at free cash flow. Retitle your free cash flow and free cash flow conversion measures to reflect that they have additional adjustments not commonly included in arriving at free cash flow. Tell us and disclose your reconciliation from the movement in customer accounts and other restricted cash adjustment to corresponding amounts presented in the statements of cash flows. Present your operating cash flow to net (loss) income ratio, since free cash flow conversion is presented. Refer to Regulation G and footnote 27 to SEC Release No. 33- 8176.

As noted in our response to the Staff’s comment in Item 2 above, cash flows related to settlement funds - merchants and customers will be reclassified to financing cash flows in future filings.

The Company will revise Exhibit 99.1 in the earnings release for the quarter ending December 31, 2023 to be furnished on Form 6-K and future filings to exclude the adjustment to the movement in customer accounts and other restricted cash in calculating the free cash flow conversion. Attached as Exhibit A to this letter is an excerpt from the earnings release dated November 14, 2023, marked to show the approach we intend to take in our future earnings releases in response to the comments in the Comment Letter.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income, page 12

6.
Please tell us and disclose for each period presented the nature and amount of each discrete tax item. Also, tell us and disclose your basis for adjusting for each discrete tax item in arriving at adjusted net income. Refer to Regulation G.

The Company is expanding its previous explanation in the January Response Letter related to the nature of certain of the discrete tax items and the basis for adjustment within adjusted net income:

•
The valuation allowance on the deferred tax assets on a GAAP basis would not have been required when applying the non-GAAP adjustments to pre-tax income.
•
Prior period measurement adjustments and movements in uncertain tax positions are not reflective of current year performance on a non-GAAP basis.
•
Given current year share-based compensation is adjusted for the purposes of adjusted net income, we believe it is appropriate for the associated tax effects of share-based compensation to also be adjusted.

In addition to the above, we believe these adjustments are appropriate as the effective tax rate on a non-GAAP basis approximates the statutory rate when considering these specific tax adjustments and is commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the SEC’s Non-GAAP Compliance & Disclosure Interpretations.

4

The Company will revise Exhibit 99.1 in the earnings release for the quarter ending December 31, 2023 to be furnished on Form 6-K and future filings to expand its disclosures related to the adjustment of specific discrete tax items and quantify the effect of the material discrete tax adjustments. In addition, we will expand the discussion on the calculation of the tax effect of non-GAAP adjustments. Attached as Exhibit A to this letter is an excerpt of the earnings release dated November 14, 2023, marked to show the approach we intend to take in our future earnings releases in response to the comments in the Comment Letter.

If you have any questions or further comments about this response, please contact Charlotte Anderson, SVP Securities Counsel, at charlotte.anderson@paysafe.com or (904)-603-4709.

Sincerely,

/s/ Alexander Gersh
Alexander Gersh
Chief Financial Officer
Paysafe Limited

5

Exhibit A

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	~~Three Months Ended~~						~~Nine Months Ended~~
	~~September 30,~~						~~September 30,~~
~~($ in thousands)~~	~~2023~~			~~2022~~			~~2023~~			~~2022~~
~~Net cash (outflows) / inflows from operating activities~~	~~$~~	~~(2,483~~	~~)~~	~~$~~	~~(6,228~~	~~)~~	~~$~~	~~(355,368~~	~~)~~	~~$~~	~~1,373,219~~
~~Capital Expenditure~~		~~(25,696~~	~~)~~		~~(24,962~~	~~)~~		~~(81,522~~	~~)~~		~~(69,693~~	~~)~~
~~Cash paid for interest~~		~~32,363~~			~~19,010~~			~~107,247~~			~~63,620~~
~~Payments relating to Restructuring and other costs~~		~~1,397~~			~~8,732~~			~~30,562~~			~~28,868~~
~~Movement in Customer Accounts and other restricted cash (1)~~		~~99,757~~			~~109,967~~			~~569,431~~			~~(1,189,690~~	~~)~~
~~Free Cash Flow~~	~~$~~	~~105,338~~		~~$~~	~~106,519~~		~~$~~	~~270,350~~		~~$~~	~~206,324~~
~~Adjusted EBITDA~~		~~116,076~~			~~95,470~~			~~336,922~~			~~302,390~~
~~Free Cash Flow Conversion (1)~~		~~91~~	~~%~~		~~112~~	~~%~~		~~80~~	~~%~~		~~68~~	~~%~~

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net cash inflows from operating activities	$102,216	$71,454	$172,430	$173,056
Capital Expenditure	(25,696)	(24,962)	(81,522)	(69,693)
Cash paid for interest	32,363	19,010	107,247	63,620
Payments relating to Restructuring and other costs	1,397	8,732	30,562	28,868
Unlevered Free Cash Flow	$110,280	$74,234	$228,717	$195,851
Adjusted EBITDA	116,076	95,470	336,922	302,390
Unlevered Free Cash Flow Conversion (1)	95%	78%	68%	65%

(1)
Operating cash flow to net (loss) / income ratio is the GAAP financial measure that is most comparable to Unlevered free cash flow conversion. For the three months ended September 30, 2023 and 2022, Operating cash flow to net (loss) / income ratio was (4,010)% and 7,306%, respectively. For the nine months ended September 30, 2023 and 2022, Operating cash flow to net (loss) / income ratio was (2,123)% and (9)%, respectively.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)
Other non-operating income, net (1)	(7,274)	(39,802)	(12,852)	(103,821)
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Amortization of acquired assets (2)	34,094	41,479	101,862	127,028
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiaries and other assets, net	—	699	—	1,359
Share-based compensation expense	4,938	13,542	23,061	45,248
Discrete tax items (3)	14.313	4,663	25.198	11,639
Income tax expense on non-GAAP adjustments (4)	(9,085)	(2,886)	(30,561)	(95,414)
Adjusted net income attributable to the Company	$35,272	$29,152	$103,026	$103,954
(in millions)
Weighted average shares - diluted	61.6	60.7	61.3	60.5
Adjusted diluted impact	0.1	0.0	0.3	0.1
Adjusted weighted average shares - diluted	61.7	60.7	61.6	60.6

(1)
Other non-operating income, net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and loss on contingent consideration and gain / loss on foreign exchange. For the three and nine months ended September 30, 2023, this item also includes the gain to repurchase secured notes and fair value loss on derivative instruments.
(2)
Amortization of acquired assets represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
~~Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.~~ Discrete tax items mainly represent (a) valuation allowance recorded on deferred tax assets of $10,780 and $7,799 for the three months ended September 30, 2023 and 2022, respectively and $15,533 and $10,223 for the year ended September 30, 2023 and 2022, respectively; (b) measurement period adjustments which were $3,117 and $(151) for the three months ended September 30, 2023 and 2022, respectively and $4,199 and $3,345 for the year ended September 30, 2023 and 2022, respectively; and (c) discrete tax expense or benefit related to share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $236 and $(3,821) for the three months ended September 30, 2023 and 2022, respectively and $3,977 and $0 for the year ended September 30, 2023 and 2022, respectively. The remaining discrete tax items relate to changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(4)
Income tax expense on non-GAAP adjustments reflects the ~~tax impact of the non-GAAP adjustments to net loss attributable to the Company to calculate adjusted net income~~ tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.